StateTrust Investments, Inc.

Statement of Financial Condition

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Clint Moore Rd
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal (305) 921-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Rd, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Cimbal _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
StateTrust Investments, Inc. _____
of December 31 _____ , as
_____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



LOURDES PONTE
MY COMMISSION # GG 104743
EXPIRES: September 15, 2021
Bonded Thru Notary Public Underwriters

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of StateTrust Investments, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as StateTrust Investments, Inc. auditor since 2020.
Margate, Florida
February 24, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

STATETRUST INVESTMENTS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2020

Assets		
Current assets		
Cash & cash equivalents (Note 1)	$	1,392,947
Securities owned, at fair value (Note 3)		49,124
Receivable from clearing broker		575,097
Income tax receivable		502,954
Interest receivable		470
Due from affiliates (Note 2)		111,323
Prepaid and other current assets		118,812
Total current assets		2,750,727
Property and equipment (Note 4)		13,326,388
Deposit at clearing broker		100,000
Deferred income tax asset (Note 6)		47,129
Other assets		13,585
Total assets	**$**	**16,237,829**
Liabilities & stockholder's equity		
Current liabilities		
Accounts payable and accrued liabilities	$	313,850
Mortgage note payable, net of discount, current portion (Note 5)		245,814
Total current liabilities		559,664
Deferred income tax liability (Note 6)		237,615
Mortgage note payable, net of discount (Note 5)		9,538,058
Total liabilities		10,335,337
Stockholder's equity		
StateTrust Investments, Inc. common stock $0.001 par value: 2,000,000 shares authorized, 1,033,053 shares issued and outstanding		1,036
Additional paid-in capital		753,739
Advances to affiliate		(1,758,364)
Retained earnings		11,389,922
		10,386,333
Less treasury stock 804,416 shares at cost		(4,642,067)
Equity Of StateTrust Investments, Inc.		5,744,266
Non-controlling interest		158,226
Total stockholder's equity		5,902,492
Total liabilities & stockholder's equity	**$**	**16,237,829**

See accompanying notes

STATETRUST INVESTMENTS, INC.
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED
DECEMBER 31, 2020

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc. ("STI"), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. STI primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 85% of STI's unaffiliated customers are located in Latin America. STI earns commission income, fees, and margin interest participation from transactions with clients. Approximately 74% of the Company's revenue originated from related parties in 2020. STI also trades securities for its own account.

StateTrust Investments, Inc. is a wholly owned subsidiary of StateTrust Group LLC (the "Parent").

Boca 1750, LLC ("Boca 1750"), is a wholly owned subsidiary of the Parent. Boca 1750 is a company affiliated via common ownership with StateTrust Investments, Inc., was organized in 2018 and is the lessor of real property occupied by StateTrust Investments, Inc.

Basis of Consolidation

The consolidated financial statements include the accounts of StateTrust Investments, Inc. and Boca 1750, LLC, collectively referred to as the "Company". Boca 1750 is a variable interest entity in which StateTrust Investments, Inc. has the power to direct its significant activities, has guaranteed the mortgage note payable for the property, which represents the maximum exposure to loss, and is the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Consolidation of the variable interest entity's assets amounted to approximately $12.9 million comprised principally of cash and real estate property and liabilities of approximately $12.8 million comprised principally of a mortgage note payable and a related party note payable to STI of which approximately $2.9 million eliminates in consolidation. The equity interests of Boca 1750 are reflected as non-controlling interest in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits. At December 31, 2020, the Company held $355,810 in cash balances in excess of federally insured limits.

Deposit at Clearing Broker

The deposit at clearing broker consists of contractually restricted account balances held at the Company's clearing broker.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The hierarchy is summarized in the three broad levels listed below:

Level 1—quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of these accounting values to the Company's portfolio activities during the year, the following valuation techniques have been employed:

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Exchange Traded Funds

Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intraday trading in the U.S. markets for investments such as American Depository Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of the historical relationship and that are categorized in level 2. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are also categorized in level 2.

Sovereign Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. These items are typically categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income tax receivable

Income tax receivable consists of federal taxes receivable. Under the CARES Act, the federal taxable loss generated by the Company in 2020 can be carried back five years to offset prior taxes paid. The Company expects to generate a refund upon filing the appropriate documents with the Internal Revenue Service.

Revenue Recognition

In May 2014, the FASB issued comprehensive new revenue recognition guidance, ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to clients in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statement of operations. The guidance requires an entity to follow a five-step model to:

a) Identify the contract(s) with a customer,
b) identify the performance obligations in the contract,
c) determine the transaction price,
d) allocate the transaction price to the performance obligations in the contract, and
e) recognize revenue when (or as) the entity satisfies a performance obligation.

On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. STI adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method which had no impact on STI's opening retained earnings. Further, STI determined there was no material impact to STI's recognition of revenue from adoption of Topic 606.

Brokerage Commissions

STI buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, STI charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that STI fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Revenue Recognition (continued)

Distribution Fees

STI enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. STI believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside STI's influence, STI does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Other income

STI recognizes revenue for postage and handling on certain of its customers' trades. This revenue is recorded on the trade date (the date that STI fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Due from Affiliates

Amounts due from affiliates and related parties are stated at the outstanding balance of funds due for repayment of advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation over the estimated useful lives of the assets using the straight line method. The estimated useful lives of these assets range from five to twenty seven and a half years. Maintenance and repairs are charged to expenses as incurred. Renewals and betterments that extend the useful lives of assets are capitalized.

Income Taxes

StateTrust Investments, Inc. accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Boca 1750 is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by Boca 1750. Members are taxed individually on their share of the Boca 1750's earnings. Boca 1750's net income or loss is allocated among the members in accordance with the operating agreement of Boca 1750. No provision for income taxes for Boca 1750 is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. As of December 31, 2020, tax years for 2017, 2018, and 2019 are subject to examination by tax authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

STATETRUST INVESTMENTS, INC.
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED
DECEMBER 31, 2020

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include allowance for doubtful accounts, deferred tax assets and liabilities, and valuation allowances.

NOTE 2.   RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an affiliate that is related to the Company by virtue of common ownership.

This affiliate receives a management fee in consideration of referral agent expenses, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

As of December 31, 2020, the Company has outstanding advances to this affiliate of $39,520. In addition, the amounts remitted in excess of management fees due to this related entity at December 31, 2020, are accounted for as in-substance distribution, which aggregate $1,758,364.

Commission and Referral Fees

The Company pays commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares to certain offshore funds ("Funds"). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies.

NOTE 2. **RELATED PARTY TRANSACTIONS (Continued)**

Insurance and Annuity Company

The Company is related to an insurance company by virtue of common ownership.

International Bank

The Company is related to an international bank by virtue of common ownership.

Parent Company

The Company is due $68,583 for the reimbursement of expenses paid on behalf of the parent, which amount is included as part of due from affiliates on the accompanying consolidated statement of financial condition.

NOTE 3. **FAIR VALUE MEASUREMENT**

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020:

Assets, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Sovereign and corporate bonds	$ -	$ 49,124	$ -	$ 49,124
TOTALS	$ -	$ 49,124	$ -	$ 49,124

The Company did not transfer any securities between levels during the year ended December 31, 2020.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consisted of the following:

Building	$ 11,346,205
Land	1,859,949
Leasehold Improvement	827,126
Office Equipment	341,007
Computers	274,170
Furniture & Fixture	226,193
Computer Software	117,972
	$ 14,992,622
Less: accumulated depreciation and amortization	(1,666,234)
	$ 13,326,388

NOTE 5. MORTGAGE NOTE PAYABLE

In connection with Boca 1750's acquisition of land and building utilized by the Company for its headquarters, in June 2018, it entered into a Mortgage and Security Agreement (the "Mortgage") with a financial institution in the amount of $10,400,000. The Mortgage calls for monthly interest and principal payments of $60,321 beginning July 15, 2018 until June 15, 2025, at which time all outstanding principal, plus all accrued and unpaid interest is due. The Mortgage bears interest at 4.85% per annum and is collateralized by certain assets of Boca 1750. The Mortgage is guaranteed by STG, STI, and other related entities. The Mortgage requires the Company to comply with certain financial covenants. A loan commitment fee of $78,000 was paid in connection to the Mortgage and was recorded as a discount to the mortgage note payable. At December 31, 2020, accrued interest amounted to approximately $21,000 and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

The financial covenant requirements on the Mortgage include a minimum debt service coverage ratio, minimum fixed charge coverage ratio, and a maximum debt to tangible net worth ratio. The Company was not in compliance with the minimum fixed charge coverage ratio for 2020 and has received a waiver on that requirement from its lending financial institution.

NOTE 5.   MORTGAGE NOTE PAYABLE (Continued)

Aggregate maturities of long-term debt subsequent to December 31, 2020, are as follows:

2021	$	245,814
2022		258,177
2023		271,163
2024		283,542
2025		8,774,844
	$	9,833,540
Less: current portion	$	(245,814)
Less: commitment fee discount		(49,668)
	$	9,538,058

NOTE 6.   INCOME TAXES

At December 31, 2020, the Company has a federal deferred tax liability of $237,615 principally related to temporary differences arising from the excess of depreciation for tax purposes. The company has a state deferred tax asset of $47,129 related to temporary differences arising from a net operating loss partially offset by excess of depreciation for tax purposes.

Under the CARES Act, the federal taxable loss generated by the Company in 2020 can be carried back five years to offset prior taxes paid. The Company expects to generate a refund of approximately $500,000 upon filing the appropriate documents with the Internal Revenue Service. This amount is shown as income tax receivable on the accompanying consolidated statement of financial condition.

NOTE 7.   OTHER FINANCING

Paycheck Protection Program

The Company received a $97,000 Paycheck Protection Program loan authorized by the CARES Act. The loan was forgivable provided that the Company met certain requirements regarding the use of funds and other metrics. The Company met those requirements and the loan, including principal and interest, was forgiven in 2020.

NOTE 8.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2020, the Company's "Net Capital" was $983,941 which exceeded requirements by $883,941 and the ratio of Aggregate Indebtedness to Net Capital was 0.54 to 1.

NOTE 9.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company has its clearing and depository operations for the Company's securities transactions with Axos Clearing LLC (Axos), whose main office is located in Nebraska. The underlying agreement with Axos renews annually and provides for early termination fees based on average clearing charges. At December 31, 2020, the receivable from broker and deposit at clearing broker are with this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 10.   COMMITMENTS AND CONTINGENCIES

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The pandemic has had an adverse effect on the Company's revenue, which impact has been concentrated in commissions and net trading gains. In response, the Company reduced certain expenses to improve results of operations and received a Paycheck Protection Program loan that was authorized by the federal government as part of the CARES Act. The full impact upon the Company of the COVID-19 pandemic cannot be determined at this time, but it could have a material, adverse effect on the Company's financial position, results of operations and cash flows.

NOTE 11.   SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 24, 2021 which is the date the consolidated financial statements were available to be issued and determined that no additional financial statement recognition or disclosure is necessary.